Mail Stop 3561
	March 30, 2006

David F. Dyer
Chief Executive Officer and President
Tommy Hilfiger Corporation
9/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong

          Re:	Tommy Hilfiger Corporation
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed March 10, 2006
	File No. 1-11226

Dear Mr. Dyer:

      We have reviewed your amended filing and subsequent response letters and have the following comment.

Preliminary Proxy Statement on Schedule 14A
1. We note your response to comment 6 in our letter dated February 17, 2006, as supplemented in subsequent response letters and teleconferences, regarding whether this transaction should be subject to Rule 13e-3. While we do not necessarily agree with your analysis as to why this transaction is not subject to Rule 13e-3, we have no further comments on the preliminary proxy statement.

	Please contact Matthew Benson, Attorney-Advisor, at (202)
551-
3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any questions you may have.


						Sincerely,



								H. Christopher Owings
								Assistant Director
cc:	Eric Robinson, Esq.
	Michael Gat, Esq.

David F. Dyer
Tommy Hilfiger Corporation
March 30, 2006
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